UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

eGain Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

28225C806

(CUSIP Number)

Ashutosh Roy
Chief Executive Officer	Stanley F. Pierson, Esq.
eGain Corporation	Pillsbury Winthrop Shaw Pittman LLP
1252 Borregas Avenue	2550 Hanover Street
Sunnyvale, California 94089	Palo Alto, CA 94304
(408) 636-4500	(650) 233-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28225C806

1.	Names of Reporting Persons Ashutosh Roy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,850,383(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,850,383(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,850,383(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.7%

14.	Type of Reporting Person (See Instructions) IN

(1)   Includes 283,333 shares subject to options to purchase common stock that are exercisable within 60 days.  Mr. Roy’s shares (excluding unexercised options) are held by his living trust, The Roy and Sharma Living Trust.  Mr. Roy has sole voting and dispositive power over the shares held by The Roy and Sharma Living Trust.

Item 1.                                 Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of eGain Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1252 Borregas Avenue, Sunnyvale, California 94089.

Item 2.                                 Identity and Background

(a) The name of the reporting person is Ashutosh Roy, co-founder and Chief Executive Officer of the Issuer.

(b) The business address of Mr. Roy is 1252 Borregas Avenue, Sunnyvale, California 94089.

(c) The principal occupation of Mr. Roy is Chief Executive Officer and Chairman of the Board of Directors of the Issuer, with its addresses at 1252 Borregas Avenue, Sunnyvale, California 94089.

(d) Mr. Roy has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Roy has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Roy is a citizen of the United States of America.

Item 3.                                 Source and Amount of Funds or Other Consideration

The Common Stock holdings set forth in Item 5 below, excluding exercisable options to purchase shares of Common Stock, were purchased by Mr. Roy using his personal funds.

Item 4.                                 Purpose of Transaction

In December 1997, the Issuer sold 4,000,000 shares of its Common Stock to Mr. Roy, a founder and Chief Executive Officer of the Issuer, at a purchase price of $0.005 per share.  The Issuer effected a two-for-one stock split of its Common Stock in June 1998.  Between December 1998 and July 1999, Mr. Roy acquired 750,000 shares of Series B preferred stock at a price of $2.00 per share and 191,375 shares of Series D preferred stock at a price of $8.00 per share, each share of which converted into one share of Common Stock upon the completion of the Issuer’s initial public offering.  The Issuer effected a reverse stock split of its Common Stock at a ratio of 1-for-10 in August 2003 upon receiving stockholder approval for such split.  In December 2004, Mr. Roy acquired 392,910 shares of Common Stock upon conversion of his preferred stock issued in connection with a private placement in August 2000.  Mr. Roy also acquired 1,218,493 shares of Common Stock in connection with the conversion of warrants pursuant to a Conversion Agreement and Amendment to Subordinated Secured Promissory Notes with the Issuer, Oak Hill Capital Partners, L.P., Oak Hill Capital Management Partners, L.P. and FW Investors V, L.P. entered into in September 2008.  In addition, Mr. Roy has received options to purchase Common Stock from time to time in his capacity as Chief Executive Officer of the Issuer.

Mr. Roy is currently the Chief Executive Officer and Chairman of the Board of Directors of the Issuer.  In his capacities as such, items such as those described in subparagraphs (a) through (j) of Item 4 of Schedule 13D may be considered.  Except as set forth in this Schedule 13D, the Reporting Person does not presently have any specific plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Mr. Roy intends to review his investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, he may in the future take such actions with respect to the investments in the Issuer as he deems appropriate including, without limitation, purchasing shares of Common Stock or selling some or all of the shares of Common Stock owned by him or changing his intention with respect to any and all matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D, including but not limited to in his capacities as the Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

Item 5.                                 Interest in Securities of the Issuer

(a) Items 7 through 11 and 13 of the cover page of this Schedule 13D and the footnote thereto are incorporated herein by reference.  The percentage is based on 27,883,090 shares of Common Stock outstanding as of December 31, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2018 filed with the Securities and Exchange Commission on February 11, 2019.

(b) Mr. Roy has sole voting and dispositive power over the 8,850,383 shares of Common Stock.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Outstanding option grants are governed by stock option agreements between the Issuer and Mr. Roy pursuant to the Issuer’s Amended and Restated 1998 Stock Plan (the “1998 Plan”) and Amended and Restated 2005 Management Stock Option Plan (the “2005 Plan”), as the case may be, copies of each of which have been filed with the Securities and Exchange Commission as exhibits to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2018.  The vesting of Mr. Roy’s options will be accelerated upon the occurrence of specified events.

Item 7.                                 Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: February 14, 2019

Ashutosh Roy

	By:	/s/ Ashutosh Roy
Name: Ashutosh Roy